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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10030543

SEC FILE NUMBER
8-30639

SEC Mail Processing Section

JUN 01 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 AND ENDING 3/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hudson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500A
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen (201) 216-0100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Hudson Securities, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARISHA. W. MOHAMMED
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 7/05/2012



Signature

Chief Financial Officer

Title

Farisha W. Mohammed

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON SECURITIES, INC.

(A Wholly-Owned Subsidiary of Hudson Holding Corporation)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

HUDSON SECURITIES, INC.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Hudson Securities, Inc.

We have audited the accompanying statement of financial condition of Hudson Securities, Inc. (the "Company") as of March 31, 2010, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Hudson Securities, Inc. as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, New York
May 26, 2010

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

HUDSON SECURITIES, INC.

Statement of Financial Condition
March 31, 2010

ASSETS	
Cash and cash equivalents	$ 7,111,846
Cash - restricted	378,720
Receivable from clearing brokers	1,717,360
Securities owned, at fair value	4,282,777
Income taxes receivable	253,200
Furniture, equipment and leasehold improvements, net	245,415
Due from Parent	87,157
Prepaid expenses and other assets	747,822
Intangible assets	289,088
Goodwill	1,111,179
	$ 16,224,564
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, but not yet purchased, at fair value	$ 1,912,053
Commissions payable	885,012
Accounts payable, accrued expenses and other liabilities	1,800,704
Total liabilities	4,597,769
Commitments and contingencies	-
Stockholder's equity:	
Common stock, $0.001 par value, 30,000,000 shares authorized, 10,967,000 shares issued and outstanding	10,967
Additional paid-in capital	20,583,770
Accumulated deficit	(8,967,942)
Total stockholder's equity	11,626,795
	$ 16,224,564

The accompanying notes are an integral part of this financial statement.

HUDSON SECURITIES, INC.

Notes to Financial Statement
For the Year Ended March 31, 2010

NOTE A - ORGANIZATION AND OPERATIONS

Hudson Securities, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company is an introducing broker and clears all transactions through clearing organizations on a fully disclosed basis and is a wholly owned subsidiary of Hudson Holding Corporation ("Parent" or "Holding"). Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company's operations include institutional sales and market making of equity securities, plus investment banking. The Company's headquarters are in New Jersey and it has branch offices in various U.S. metropolitan locations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. The Company's significant estimates include the deferred tax asset valuation allowance, the prepaid compensation reserve allowance, the Black-Scholes option valuation model assumptions and the useful lives of long lived assets.

[2] Cash and cash equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be a cash equivalent.

Restricted cash represents automatically renewable time deposits which collateralize letters of credit. See Note K [5].

[3] Furniture, equipment, leasehold improvements and depreciation:

Furniture, equipment and leasehold improvements are recorded at cost. Leasehold improvements, once placed in service, are being amortized over the shorter period of the useful life or the remainder of the lease term. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which has generally been about three years.

[4] Prepaid compensation:

Loans are given to certain employees as an incentive for their affiliation with the Company. The employee signs an employment agreement with the Company which specifies that portions of the loan will be forgiven on specific dates over a specified term, typically a two-year period. The loan is then amortized on a straight-line basis, which is included in salaries and related costs in the accompanying statement of operations. In the event an employee's affiliation with the Company terminates prior to the fulfillment of their contract, the employee is required to repay the unforgiven balance and the related accrued interest.

The Company considers establishing an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management which is included as part of other expenses in the accompanying statement of operations. Determination of the estimated amount of uncollectible loans includes consideration of the amount of credit extended, the employment status and the length of time each receivable has been outstanding, as it relates to each individual employee. As of March 31, 2010, the Company no longer had any outstanding prepaid compensation balances.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Income taxes:

The accounts of the Company are included in the consolidated federal income tax return filed by its Parent. The Company files separate state income tax returns. The Company computes its federal tax expense as if it were a separate entity.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

[6] Stock based compensation:

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the award is measured on the grant date and for non-employees, the award is generally remeasured on interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

[7] Impairment of Long-lived assets

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated future cash flows (discounted and with interest), the loss is allocated to the long-lived asset. The company did not incur any impairment charges for the year ended March 31, 2010.

[8] Concentrations of credit risk:

The Company is engaged in trading on a principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses two clearing brokers to process transactions and maintain customer accounts. The clearing brokers may extend credit to the Company's clientele which would be secured by cash and securities in the clients' accounts. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. Additionally, the Company has agreed to indemnify the clearing brokers for losses they may incur while extending credit to the Company's clients. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

In the normal course of business, the Company may enter into transactions in various derivative instruments for trading purposes and to manage market risk. These transactions may include securities sold short, but not yet purchased, option and warrant contracts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of credit risk (continued):
Securities sold short, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option and warrant contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of the Company's cash and security positions may be deposited with its clearing brokers for safekeeping purposes. The clearing brokers are members of major securities exchanges.

The Company also maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and it is not exposed to any significant credit risk on cash.

[9] Goodwill:

On June 30, 2004, an investor group purchased all of the outstanding common stock of the broker-dealer which was the predecessor to the Company for a purchase price of approximately $7,136,000. As a result, the predecessor broker-dealer recorded goodwill of approximately $1,111,000, which represented the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed.

Goodwill is not subject to amortization, but rather an assessment of impairment, by applying a fair value based test. The Company reviews goodwill for impairment annually, during the fourth quarter of each year, and also between annual tests, upon the occurrence of trigger events. The reviews are performed at the broker-dealer level, generally by using the market capitalization of Holding as an indicator of fair value, since the Company currently represents the most significant component of the consolidated entity. Impairment is potentially indicated when the carrying value of the Company, including goodwill, exceeds its fair value. If a potential impairment is indicated, the fair value of the Company would be measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the Company's goodwill. If that fair value was less than the carrying value of goodwill, impairment would be recorded. As a result of its assessment, the Company has determined that no such potential impairment was indicated during the year ended March 31, 2010.

[10] Intangible assets:

Intangible assets consist of customer relationships. Customer relationships acquired in business combinations under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Customer relationships acquired in the normal course of the Company's operations are recorded at cost net of accumulated amortization. Customer relationships are amortized over their useful lives, generally three years, using the straight line method.

The Company reviews its finite-lived intangible assets for impairment yearly or whenever events occur that indicate that the carrying amount of the intangible asset may not be recoverable. Recoverability of the intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Recently issued accounting standards:

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that established the FASB Accounting Standards Codification, ("Codification" or "ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have a material impact on the Company's condensed consolidated financial statements.

[12] Recently issued accounting standards (continued):

In May 2009, the FASB issued new accounting guidance, under ASC Topic 855 on Subsequent Events, which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company's condensed consolidated financial statements.

In August 2009, the FASB issued new accounting guidance, under ASC Topic 820 on Fair Value Measurements and Disclosures, on the measurement of liabilities at fair value. The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. This new guidance became effective for interim and annual periods beginning after issuance. The adoption of this guidance did not have a material impact on the Company's condensed consolidated financial statements.

In January 2010, the FASB issued new accounting guidance, under ASC Topic 820 on Fair Value Measurements and Disclosures. The guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The guidance now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009. As this standard relates specifically to disclosures, the adoption did not have a material impact on the Company's condensed consolidated financial statements.

In February 2010, the FASB issued new accounting guidance, under ASC Topic 855 on Subsequent Events, which requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirements that an SEC filer disclose the date through which subsequent events have been evaluated. The guidance was effective upon issuance. The adoption of the guidance did not have a material impact on the Company's condensed consolidated financial statements.

[13] Subsequent Events:

Management evaluated subsequent events or transactions occurring through May 26, 2010, the date of the financial statements were issued, to determine if such events or transactions required adjustments or disclosure in the financial statement.

NOTE C - RECEIVABLE FROM CLEARING BROKERS

At March 31, 2010, the receivable from clearing brokers amount in the statement of financial condition represents the Company's deposits with its clearing broker.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at March 31, 2010 consist entirely of level 1 marketable equity securities.

Fair Value Measurements

The Company records securities owned and securities sold, but not yet purchased, at fair value, which is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.

Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.

Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

As of March 31, 2010:

Securities owned, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ 4,282,777	$ -	$ -	$ 4,282,777
Total	$ 4,282,777	$ -	$ -	$ 4,282,777

Securities sold, but not yet purchased, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ 1,912,053	$ -	$ -	$ 1,912,053
Total	$ 1,912,053	$ -	$ -	$ 1,912,053

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of the furniture, equipment, and leasehold improvement balances are as follows:

	As of March 31, 2010
Furniture and equipment	$ 856,371
Leasehold improvements	132,880
	989,251
Less: Accumulated depreciation and amortization	(743,836)
	$ 245,415

NOTE F - PREPAID COMPENSATION

The Company provided an aggregate of $4,769,000 of loans to four employees as an incentive for joining the Company. The employees signed employment agreements and promissory notes with the Company bearing interest at rates ranging from 4% to 5%. The employment agreements specified that the Company would discharge the loans and interest, or a portion thereof, if the employees remain employed with the Company for certain duration. During the fiscal year ended March 31, 2010, the Company discharged $2,674,000 of fully amortized loans, plus the related accrued interest. The loans were amortized on a straight-line basis over the period specified in the employment agreements.

On September 8, 2008, one of the employees with a $1,019,000 outstanding loan resigned from the Company. This individual joined the Company on September 7, 2007 and signed an employment agreement, which evidenced the negotiated arrangement, whereby half of the loan and the related interest was scheduled to be forgiven on the first anniversary (September 7, 2008) of his employment and the other half was scheduled to be forgiven on the second anniversary of his employment (September 7, 2009), subject to his having deposited certain required payroll tax withholding amounts with the Company. Based on the terms of the employment agreement, the Company was amortizing the loan balance ratably over the course of the two year service period and, accordingly, the book value of the loan on the resignation date was $509,500, or half of the $1,019,000 original loan balance. On February 5, 2010 the parties entered into a settlement agreement and mutual release whereby the Company would be repaid $220,000 of the loan amount, in exchange for discharging of the remainder of the loan. The Company received payment of the settlement on February 9, 2010.

NOTE G - INTANGIBLE ASSETS

On March 31, 2010 the Company acquired certain assets of Next Generation LLC (primarily customer relationships). Total consideration for the acquisition was approximately $423,000, with legal fees of an additional $55,000. Funding for the transaction was provided by Holdings.

The following table presents the Company's estimate for amortization expense for each of the years ending:

Year Ending March 31,	Amount
2011	$ 96,000
2012	$ 96,000
2013	$ 96,000
Total	$ 288,000

NOTE H - INCOME TAXES

The principal components of deferred tax assets, and the valuation allowance are as follows as of March 31, 2010:

Deferred tax assets:	
Federal and state operating loss carryforwards	$2,658,000
Non-deductible accruals	13,000
Contributions carryforward	32,000
Reserve for commissions receivable and bad debt	120,000
Deferred rent	100,000
Stock-based compensation	430,000
Excess of tax over book basis of fixed assets	93,000
Total deferred tax assets, before valuation allowance	3,446,000
Less: Valuation allowance	(3,446,000)
	$ -

As of March 31, 2010, the Company has federal and state net operating loss carryforwards of approximately $6,382,000 and $8,116,000 which expire in 2028 and 2029 and between 2011 and 2029, respectively.

A valuation allowance has been established to fully offset the deferred tax assets because the Company has determined that it is more likely than not that the future tax benefits may not be fully realized. During the year ended March 31, 2010, the valuation allowance increased by $3,017,000.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

NOTE H - INCOME TAXES (CONTINUED)

The Companies uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company in the United States (federal) and in various states in which it conducts business.

Federal and state income tax returns, beginning with those filed for the two months ended December 31, 2004 and the year ended March 31, 2006, respectively, and through March 31, 2009, remain subject to examination.

NOTE I - STOCKHOLDER'S EQUITY

[1] Stock plans:

The 2005 Stock Option Plan (the "2005 Plan"), which was approved by Holding's Board on June 8, 2005 and by Holding's shareholders on July 26, 2005, provides for the granting of incentive and/or nonqualified stock options to purchase up to an aggregate of 2,000,000 shares of Holding's common stock. The 2007 Long-Term Incentive Compensation Plan (the "2007 Plan"), which was approved by Holding's Board on June 28, 2007 and by Holding's shareholders on August 14, 2007, provides for the granting of incentive and/or nonqualified stock options, stock appreciation rights, stock awards, performance units and performance bonuses to purchase up to an aggregate of 10,000,000 shares of Holding's common stock. A 12,000,000 share increase to the 2007 Plan to 22,000,000 shares was approved by Holding's Board on February 13, 2008 and by a majority of Holding's shareholders on March 4, 2008. Under both plans, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant; and (4) awards will typically result in the issuance of new common shares.

[2] Stock option grants:

On April 3, June 1, October 12, and December 8, 2009, the Company granted options to purchase an aggregate of 5,050,000 shares of common stock at exercise prices of $0.50 to new and existing employees, pursuant to the 2007 Plan. The options expire after three and a half years.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" option grants. Given that Holding's shares have only been publicly traded since May 3, 2005, until such time as Holding had sufficient trading history to compute the historical volatility of its common stock, the Company utilized an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of these options, of similarly positioned public companies within its industry, during the early stages of their life as a public company. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

NOTE I - STOCKHOLDER'S EQUITY (CONTINUED)

Stock option grants (continued):

In applying the Black-Scholes option pricing model at grant date, the Company used the following weighted average assumptions:

	Year Ended March 31, 2010
Risk free interest rate	1.41%
Expected term (years)	2.96
Expected volatility	140%
Expected dividends	-

The weighted average estimated grant date fair value of the stock options granted during the year ended March 31, 2010 was $0.24 per share.

A summary of options activity during the year ended March 31, 2010, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Intrinsic Value
Balance, April 1, 2009	4,350,000	$ 0.77		
Granted	5,050,000	0.50		
Expired	(50,000)	1.46		
Forfeited	(110,000)	0.74		
Balance, March 31, 2010	9,240,000	$ 0.62	2.3	$ -
Exercisable, March 31, 2010	3,583,326	$ 0.79	1.3	$ -

NOTE I - STOCKHOLDER'S EQUITY (CONTINUED)

Stock option grants (continued):

The following table presents information related to stock options at March 31, 2010:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life In Years	Exercisable Number of Options
$ 0.35	95,000	0.9	66,666
0.49	280,000	1.0	186,666
0.50	6,200,000	2.7	1,008,332
0.60	100,000	1.6	33,333
0.75	290,000	1.6	96,663
0.80	250,000	0.6	166,666
0.90	315,000	0.3	315,000
1.00	1,710,000	0.8	1,710,000
	9,240,000	1.3	3,583,326

[3] Stock grants:

A summary of non-vested stock activity for the year ended March 31, 2010 is presented in the table below:

	Number of Shares	Weighted Average Grant Date Fair Value	Total Grant Date Fair Value
Non-vested, April 1, 2009	5,502,920	$ 0.36	$ 1,998,589
Granted	3,000,000	0.28	825,000
Vested	(2,185,416)	0.33	(714,312)
Forfeited	(1,840,001)	0.39	(718,950)
Non-vested, March 31, 2010	4,477,503	$ 0.31	$ 1,390,327

On April 3, 2009 the Company granted 500,000 shares of restricted stock at a market price of $0.40 to a new employee, which was not issued pursuant to a plan. The shares will vest over the next three anniversary dates.

[4] Contributions of capital from Parent:

During November 2009, the Company's Parent contributed an additional $3,450,000 to the Company

NOTE J - COMMITMENTS AND CONTINGENCIES

[1] Leases:

The Company currently leases headquarters office space in Jersey City, New Jersey and leases branch office space in several U.S. metropolitan locations. On April 4, 2006, the Company entered into an agreement to sublease 26,875 rentable square feet of office space in Jersey City, New Jersey. The sublease is guaranteed by Holding. The lease commenced on June 21, 2006 and expires on August 30, 2012.

On April 29, 2009, the Company entered into an agreement to lease 5,106 rentable square feet of office space in New York, New York. The lease commenced on or about May 28, 2009 and expired three years and two months from the commencement date. On January 28, 2010, the Company entered into an agreement to sub-lease the entire aforementioned New York, New York office space. The sub-lease is scheduled to expire on July 27, 2012, but the sub-lessee may elect to terminate the lease on or about July 12, 2011 upon providing notice no less than 180 days prior to the sub-lease expiration date.

As of March 31, 2010, the Company had a deferred lease liability of approximately $251,000 which represents the excess of rent expense recognized on a straight-line basis over the term of the leases as compared to cash rental payments and which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition.

Future minimum commitments related to non-cancelable leases as of March 31, 2010 are as follows:

Year Ending March 31,	Office Leases
2011	$ 769,000
2012	766,000
2013	349,000
2014	64,000
2015	25,000
	$ 1,973,000

[2] Employment agreements:

On October 12, 2009, the Company entered into an employment agreement with the Company's new Chief Executive Officer (CEO) with a guaranteed salary, a formula bonus, plus restricted stock and stock option grants described below. The term of the employment agreement is three years. The agreement provides that, in the event of a termination without cause or a resignation for good reason, as defined in his employment agreement, the CEO will receive a termination payment equal to all unpaid compensation for the balance of the term, a payment equal to the cost of COBRA premiums for medical insurance and any annual bonus quarterly payment due and not yet paid as of the date of such termination.

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employment agreements (continued):

The employment agreement provides for an annual bonus formula of 6% of the firm's net profits before taxes, with a $6 million dollar cap. The annual bonus is required to be prorated for the period from October 12, 2009 to the March 31, 2010 fiscal year end. A prorated portion of the annual bonus will be paid quarterly, in the event quarterly and year to date consolidated pre-tax earnings are positive. All quarterly payments are subject to a holdback of 25%. Adjustment made to the annual bonus at year end reflect any quarters subsequent to such quarterly payments where quarterly earnings are not positive calculated on a year to date basis. As of March 31, 2010, the Company did not accrue an amount for an annual bonus.

On October 12, 2009, the Company entered into a second amendment to the employment agreement dated January 1, 2007 with the Company's President. The amendment provides for a definition of "Cause" identical to that in CEO's employment agreement and provides that, in the event of a Termination other than for Cause or a resignation for Good Reason, as defined in the employment agreement, the President will receive a termination payment equal to all unpaid compensation for the balance of the term, a payment equal to the cost of COBRA premiums for medical insurance and any annual bonus quarterly payment due and not yet paid as of the date of such termination. The amendment also provides for an annual bonus formula, which is equal to 4% of the Company's pretax earnings for such fiscal year, is subject to a $6 million dollar cap.

Future minimum commitments pursuant to employment agreements are as follows:

Year Ending March 31,	Employment Agreements
2011	$ 575,000
2012	425,000
2013	146,000
	$1,146,000

[3] Termination agreement:

On October 12, 2009, the Company's Chief Executive Officer who was also the Chairman of the Board resigned. A termination agreement was entered into which provides that the ex CEO will receive the balance of the salary due to him under his employment agreement of $475,000. The Company will also pay on behalf of ex CEO all applicable premiums towards COBRA continuation coverage until December 31, 2011, unless he is eligible for other comparable medical insurance before then. The termination agreement also provides that for a twelve month period, the ex CEO will not solicit employees of the Company or certain designated customers of the Company. As of March 31, 2010, the Company has paid approximately $315,000 related to his termination agreement. The Company will continue to make monthly payments through October 2010.

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[4] Litigation:

From time to time, Hudson is named as a defendant in various routine actions that are incidental to its activities as a broker-dealer, including civil actions, arbitrations, plus proceedings and investigation by self-regulatory organizations. Management believes it has meritorious defenses to all such actions brought against the Company and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company's management, the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

[5] Letters of credit:

In connection with the new Jersey City office lease, on April 20, 2006 the Company deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, the Company is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, the Company deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen-month time deposit, in order to collateralize the letter of credit.

In connection with the new New York office lease, on April 16, 2009 the Company deposited a one-year $127,650 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless thirty days written notice is provided. Pursuant to the lease agreement, the Company is required to maintain the letter of credit until three months following the expiration of the lease. On April 10, 2009, the Company deposited $127,650 with the issuing financial institution in the form of an automatically renewable, fourteen-month certificate of deposit, in order to collateralize the letter of credit.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to various regulatory requirements, including the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which is intended to ensure the general financial soundness and liquidity of broker-dealers by requiring the maintenance of minimum levels of net capital. These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to its parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the Securities and Exchange Commission before entering into such transactions which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The Securities and Exchange Commission has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

NOTE L - SUBSEQUENT EVENTS

[1] Stock option grants:

On April 26, 2010, the Company granted options to various employees to purchase an aggregate of 80,000 shares of common stock at an exercise price of $0.50, pursuant to the 2007 Plan. The options expire after approximately three and a half years. The $12,800 grant date fair value is being amortized over the three year vesting period.

NOTE L - SUBSEQUENT EVENTS (CONTINUED)

[2] Clearing agreements:

On April 14, 2010, the Company entered into a clearing agreement with Broadcort, a clearing division of Bank of America Merrill Lynch, whereby Broadcort agreed to provide certain execution and clearing services, on a fully disclosed basis, to the Company and its customers. The agreement has an initial term of three years and became effective upon the approval of FINRA on April 16, 2010 and continues until its termination as provided for therein. After the initial term, the agreement may be terminated by either party upon 90 days prior notice. During the initial term, Broadcort may terminate the agreement upon 90 days prior notice, or earlier upon the occurrence of specified events. Hudson must maintain an interest-bearing clearing deposit of $350,000.

The Company, simultaneous with the entry into the Broadcort agreement, has terminated its agreement dated as of December 1, 2007 with Ridge Clearing & Outsourcing Solutions, Inc. effective as of April 27, 2010. The Company is subject to an early termination fee of $180,600, which has been accrued for as of March 31, 2010.

At March 31, 2010, the Company under the alternative standard method had net capital of approximately $7,801,000, which was approximately $6,801,000 in excess of its required net capital of $1,000,000.